EXHIBIT A(2)
------------

BVR SYSTEMS (1998) LTD. ANNOUNCES TENDER OFFER ACCEPTANCE AND RECOMMENDATION, APPOINTMENT OF AVIV TZIDON AS NEW CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGEMENT CHANGES

ROSH HA'AYIN, ISRAEL, NOVEMBER 25, 2003 - ROSH HA'AYIN, ISRAEL, NOVEMBER 27, 2003 - BVR Systems (1998) Ltd. (Pink Sheets: BVRSF), a diversified world leader in advanced military training and simulation systems, announced today that the Company's Board of Directors has received an offer ("the Offer") from Chun Holdings Ltd. ("the Purchaser"), a company controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies PTE Ltd. ("Investors") to purchase in cash all, but no less than 48%, of the Company's outstanding ordinary shares, at a price of $0.18 per share. Upon acceptance of the Offer as aforesaid, the Investors will provide the Company with a $5 Million credit line for a period of 3 years. The Board of Directors of the Company has been advised by Elisra Electronic Systems Ltd. ("Elisra"), the Company's major shareholder holding approximately 48.6% of BVR's issued share capital, that Elisra intends to accept the Offer.

On November 21, 2003 the Purchaser filed the Offer on Schedule TO-T with the Securities and Exchange Commission ("SEC"), thereby commencing the Offer. The Offer and withdrawal rights will expire at 5:00 P.M. (E.D.T.), on December 23, 2003, unless extended.

The Company's Board of Directors has evaluated the Offer and determined that the Offer was fair to, and in the best interests of, the Company and its shareholders. The Board of Directors recommends that BVR's shareholders accept the Offer. The Company has today filed with the SEC a Recommendation Statement with respect to the Offer on Schedule 14D-9.

Following the commencement of the Offer and the notification of Elisra with respect thereto, Yuval Yanai resigned his position as Chairman of the Board of Directors. The Board of Directors of the Company has nominated Aviv Tzidon as Chairman of the Board and Ilan Gillies as the Chief Executive Officer of the Company. Aviv Tzidon was a co-founder of BVR Technologies Ltd. (BVRTF.OB) and served as Chairman of the Board of Directors and Chief Executive Officer of the Company as of October 1998, upon its spin-off from BVR Technologies Ltd., until April 2000. Ilan Gillies has been with the BVR Group as of 1995 and has served as managing director of BVR S. Pacific Pte Ltd., a Singaporean wholly-owned subsidiary of the Company, as of 1998 until recently.

Mr. Tzidon noted that as a result of the acquisition, he anticipates that BVR will be in a stronger and more competitive position worldwide. "We trust that the long-lasting experience of BVR's new management team, together with significant cost cutting measures, will allow the Company to fulfill its potential and improve its bottom line" Mr. Tzidon added.

The Company's management and Board of Directors would like to express its deep appreciation and gratitude towards Yuval Yanai, former Chairman of the Board of Directors, and Yoel Katzir, former CEO of the Company, for their dedication and hard work throughout their years of service.

BVR SYSTEMS (1998) LTD. IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM/

This press release contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, including statements concerning BVRS' ability to raise additional capital and ability to continue as a going concern. These statements are based on the current expectations or beliefs of BVR Systems' management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company's operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company's products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems' results to vary from expectations, please see the Company's reports filed from time to time with the SEC.

Contact: Gilad Yavetz, Tel. 011-972-3-900-8000